SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

April 4, 2022

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒        Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐        No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications announces the closing of the transaction between the receiver over 49,862,800 of the company’s shares held by S.B. Israel Telecom Ltd. and Amphissa Holdings

PARTNER COMMUNICATIONS ANNOUNCES THE CLOSING OF THE TRANSACTION BETWEEN
THE RECEIVER OVER 49,862,800 OF THE COMPANY’S SHARES HELD BY S.B. ISRAEL TELECOM LTD.
AND AMPHISSA HOLDINGS

ROSH HA'AYIN, Israel, April 4, 2022 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, reports that, further to the Company's reports dated November 25, 2021, December 16, 2021, March 29, 2022 and Item 3D.3a in the Company's Annual Report for 2021 (20-F), on April 4, 2022, a transaction to acquire 49,862,800 of the Company’s shares (the "Sold Shares") by Amphissa Holdings Limited Partnership ("Amphissa") was completed. As part of the transaction, the Sold Shares that constitute approximately 27% of the Company’s issued and outstanding share capital, that were owned by S.B. Telecom Ltd. and were held by Adv. Ehud Sol, the permanent receiver over them, were sold and transferred to Amphissa, for a consideration of USD 300 million (the "Transaction").

To the best of the knowledge of the Company, the general partner of Amphissa is Israel Lighterage and Supply Co. Ltd., which is 50% owned by Mr. Shlomo Rodav and 50% owned by Mr. Ronnie Gat and members of his family, and the limited partners are mostly institutional investors from the Phoenix, Clal and Menora groups as well as M. Arkin (1999) Ltd. The Minister of Communications' approval dated March 29, 2022 (the "Approval") allows Mr. Avi Gabbay to join Amphissa in the future as a limited partner and as a general partner, directly or through a company under his control.

In addition, following the completion of the Transaction, the holdings of the Phoenix group in Partner, directly and indirectly in calculating its holdings as one of the limited partners in Amphissa, exceed 10% of the means of control in Partner. The said scope of holdings of the Phoenix group in Partner, in parallel with its holdings in Cellcom Israel Ltd., which is a competing MRT operator, is in accordance with the Approval and with the amendment to the Company's MRT license dated March 28, 2022 (the "License Amendment").

The License Amendment stipulates that an interested party in the Company that is a mutual fund, insurance company, investment company or pension fund ("Institutional Investor") may hold up to 10% of the means of control in a competing MRT operator under certain conditions (instead of holdings at a rate of up to 5% before the License Amendment) without having to receive the Minister of Communications' approval, and up to 25% of the means of control in a competing MRT operator under certain conditions, with the Minister's approval, if the Minister believes this will not harm the competition in the MRT market (instead of holdings at a rate of up to 10% before the License Amendment).

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see: http://www.partner.co.il/en/Investors-Relations/lobby

Contact:
Tamir Amar Deputy CEO & Chief Financial Officer Tel: +972 (54) 781 4951	Amir Adar Head of Investor Relations & Corporate Projects Tel: +972 (54) 781 5051 E-mail: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Tamir Amar Name: Tamir Amar Title: Chief Financial Officer

Dated: April 4, 2022